Contact

www.linkedin.com/in/estifanos
(LinkedIn)

Top Skills

Technical Leadership
FMCSA Safety Manager
Fleet Management

Estifanos G.

Founder & CTO of ZTrucking
Charlotte, North Carolina, United States

Summary

A Candid Entrepreneur, Successful full-stack Software guru for over 12 years, and Small business owner for over three years.
Exposed to exciting industries including but not limited to the trucking industry, solar technology, embedded software, system integration, web development, developing big data, and mobile apps.
Hard core testing enthusiastic.

IT - EXPERIENCE
- 2x Google — Sr Software Engineer
- Linkedin / Cisco / Comcast / Sunpower: — Senior Software Engineer / Lead
- Powerhive, CA — System Architect & Solar System Solutions.

EDUCATION
- BA & Masters in Computer Science.

Human Language : 3
Computer Language: 7

_____

Experience

ZTrucking
Founder & CTO at ZTRUCKING
September 2019 - Present (3 years 10 months)
Charlotte, North Carolina, United States

FMCSA safety-empowered carrier management software.

LinkedIn
Software Engineer
May 2021 - June 2022 (1 year 2 months)

SunPower Corporation
Software Consultant

December 2015 - December 2018 (3 years 1 month)
Berkeley

Application + IOT communication architecture

Powerhive
Backend Architect
June 2014 - November 2015 (1 year 6 months)
Berkeley, CA

Cloud based distributed microgrid solution.

Responsibilities:
○ Architected project to manage/control firmwares across the globe.
○ Integrated with third party solutions to handle mobile payment, fulcrum, sms , and others
○ Implemented state machine based semi-dynamic tariff.
○ Achieved high test coverage about (70%), including unit tests and integration tests.
○ Implemented firmware control logic based of different ingredients.
○ Achieved ssl based authentication for server side and self certified clients for firmwares.

Technologies:
Rackspace, Python, django, postgres, pycharm , github, suds(web-service client), Nginx

Google
Software Developer Lead
April 2013 - June 2014 (1 year 3 months)
MTV

Projects : CMS(Website creation tool)
Full featured template based Content Management System.

Responsibilities:
Learned, used, and achieved Python readability on the same project.
Designed and implemented Jinja based content management system from scratch.
implemented the Google security best practices for our application to ensure protection against XSS and XSRF
Implemented appengine to appengine integration service.

Helped the team to achieve high test coverage(80%), pass through extensive security review process.

Helped the team to follow best practice, including build tool, formal launch process, integration testing, and others.

Cisco
Senior Software Engineer
November 2011 - April 2013 (1 year 6 months)
San Jose

Projects : Cisco Prime Central

An end to end portal application, which does an integration of Cisco existing product suite.

Responsibilities:

Environment: dojo , Liferay portlets , dojo doh testing, java, javascript , xwt,
SRe-write main device inventory module , with code refactored based on dojo/
Javascirpt Object Oriented strategy

Designed and implemented new portlets which summarizes business functionality on existing portlets

Introduced UI testing (doh based)

Designed and implemented interactive dojo based chart , with inter-portlet communication

Implement cross cutting logic using Spring AOP.

Implement scheduled based job to handle Device synchronization.

Provide learning session on best programming approach, with design patterns.

Researched and started code review process for the team

Quickly adapted and used cisco internal tools.

Google
Technical analyst
November 2011 - November 2012 (1 year 1 month)

Projects : Magnet mentioned as one of best project at Google

Involved in both client side (GWT) and server side implementation of an enterprise application for internal mobility in the google cloud computing environment,

Responsibilities:
Designed and implemented Services to internal applications.

Implemented GUI /Server handler for highly traffic user and processes requests.

Designed and implemented secured and fault tolerance services.

Designed and implemented client side using GWT.

Implemented server side using App-engine, Java, Guice.

Quickly adapted and used google internal tools.

Used relational/non-relational databases to persist data

Used google database as a service (google sql)

Design and Implemented email routine using soytofu closure template

Environment: Guice, Datastore, Eclipse, Servlets , Design Patterns, JUnit, Appengine, perforce, CSS , HTML , JavaScript, GWT, yaml , Gson, Soytofu template

Comcast Spotlight
Lead Developer
May 2010 - September 2010 (5 months)

Projects: Z2Z

Develop client to sever side secure system to manage Advertisement strategy. Role based access grant to manipulate data, Job scheduling to perform tasks, automated system recovery when required.

Responsibilities:

Designed and implemented Job scheduler using Spring Framework

Implemented extensive database queries to perform snapshots and recovery process using Spring 3.1.0 JDBC support and MS SQL 2005

Designed and implemented secured Role based system access using Spring Security 3.1.0

Designed and implemented client side using GWT and MVC GXT

Implemented maintainable modules using view , controllers , model , data-stores of ext-GWT

Used Maven and ANT to manage multiple project and dependencies

Used and integrated maven project with GWT project

Managed GWT project specifying POM for the GWT

Used WebLogic 10.3 and MS SQL database

Environment: J2EE, MS SQL 2005, UML, Eclipse, Servlets , Design Patterns, JUnit, WebLogic 10.3, SVN,CSS , HTML , XHTML, JavaScript, GWT, ext-GWT , Spring framework , Maven , Ant.

CTC/EYC/MOF/TTS

Software Engineer
September 2006 - May 2010 (3 years 9 months)

Involved in different projects/companies as a full stack software developer.

Education

Maharishi International University
Master's degree, Computer Science · (May 2009)